September 17, 2018

VIA EDGAR TRANSMISSION

U.S. Securities & Exchange Commission

Division of Corporate Finance

Attn:  Michael Clampitt

100 F Street NE

Washington, DC  20549

Re:Security State Bancshares, Inc.

Request for Withdrawal of Offering Statement on Form 1-A

File No. 024-10853

To Whom It May Concern:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, Security State Bancshares, Inc. (“Company”) respectfully requests that the Securities & Exchange Commission (“Commission”) consent to a withdrawal of the Company’s offering statement on Form 1-A (File No. 024-10853) filed with the Commission on June 13, 2018 (“Offering Statement”).  The Company requests withdrawal of the Offering Statement because the Company has determined based on the advice of counsel that an offering pursuant to Rule 506 more efficiently meets the needs of the Company with respect to the offering covered by the Offering Statement.  No securities that are the subject of the Offering Statement have been sold, and the Offering Statement is not the subject of a proceeding under Rule 258.

Please send copies of the order consenting to the withdrawal of the Offering Statement to the Company’s counsel, Greyson E. Tuck, via email at gtuck@gerrish.com or by facsimile at (901) 684-2339.

If you have any questions regarding this application for withdrawal, please contact Mr. Tuck at (901) 684-2311 (direct line).

Sincerely,

Security State Bancshares, Inc.

Jeffrey D. Barker

Chief Financial Officer